UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule (13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. 4)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares
(Title of Class of Securities)

V0393H103
(CINS Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS NO. V0393H103	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDPQ Infrastructures Asia Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,443,567
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,443,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,443,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON CO

CINS NO. V0393H103	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,443,567
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,443,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,443,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON OO

CINS NO. V0393H103	SCHEDULE 13D	Page 4 of 10

ITEM 1.	SECURITY AND ISSUER.

This amendment No. 4 (“Amendment No. 4) to Schedule 13D relates to the Schedule 13D filed on October 27, 2016 (the “Original Schedule 13D”) by CDPQ Infrastructures Asia Pte Ltd. (“CDPQ Infrastructures”) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with CDPQ Infrastructures, the “Reporting Persons”) relating to Equity Shares (the “Shares”) issued by Azure Global Power Limited (the “Issuer”). The principal executive offices of the Issuer are located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi,110037, India.
Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Original Schedule 13D.
Except as specifically amended by this Amendment No. 4, the Original Schedule 13D is unchanged.
Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
“The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A hereto.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
“On October 10, 2018, CDPQ Infrastructures purchased an additional 8,000,000 Shares in an underwritten public offering by the Issuer at the public offering price of $12.50 per Share for an aggregate purchase price of $100,000,000.00. The source of the funds used by CDPQ Infrastructures to acquire such additional Shares was working capital provided by CDPQ. The source of funds used by CDPQ to provide such working capital to CDPQ Infrastructures was funds on deposit at CDPQ.”
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:
“The responses to this Item 5 and the information on the cover page are based on their being 40,823,790 Shares outstanding after giving effect to the Issuer’s underwritten public offering (assuming no exercise by the underwriters of their option to purchase additional Shares), as reported on the Issuer’s prospectus supplement, dated as of October 4, 2018, filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on October 9, 2018.
(a) and (b) As a result of the transactions described in the Original Schedule 13D, as amended, and in this Amendment No. 4, CDPQ Infrastructures is the direct beneficial owner of 16,443,567 Shares, which represents 40.3% of the Issuer’s outstanding Shares. CDPQ, through its ownership of CDPQ Infrastructures, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDPQ Infrastructures.
(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.
(e) Not applicable.”

CINS NO. V0393H103	SCHEDULE 13D	Page 5 of 10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

CDPQ INFRASTRUCTURES ASIA PTE LTD.
By:	/s/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

CINS NO. V0393H103	SCHEDULE 13D	Page 6 of 10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

CINS NO. V0393H103	SCHEDULE 13D	Page 7 of 10

Annex A

CDPQ INFRASTRUCTURE ASIA PTE. LTD

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Cyril Sébastien Dominique Cabanes	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Corporate Director Vice-President, Transactions – Infrastructures, Caisse de dépôt et placement du Québec	Australian and French
Dave Brochet	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Company Secretary and Corporate Director General Manager, Caisse de dépôt et placement du Québec	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Robert Tessier	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Elisabetta Bigsby	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet	Piazza Cavour, 2 - 4e étage 20121 Milan, Italie	Corporate Director	French and Serbian
Sylvain Brosseau	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Patricia Curadeau-Grou	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michel Després	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian

CINS NO. V0393H103	SCHEDULE 13D	Page 8 of 10

François Joly	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean La Couture	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President, Huis Clos Ltée	Canadian
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Commission de la construction du Québec	Canadian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
François R. Roy	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michael Sabia	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Maxime Aucoin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Investment Strategies and Innovation	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Risk Officer	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Senior Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Fixed Income and Active Overlay Strategies	French and Canadian
Stephane Etroy	11 Charles II Street, 2nd Floor London, England, SW1Y 4QU	Executive Vice-President and Head of Private Equity, CDPQ London	French, Swiss and British
Anita M. George	CDPQ India Pvt Ltd, Suite 507, 5th Floor, Worldmark 3, Aerocity, New Delhi – 110 037 India	Executive Vice-President, Strategic Partnerships Growth Markets, CDPQ India	Indian
Emmanuel Jaclot	11 Charles II Street, 3rd Floor, London England SW1Y 4QU	Executive Vice-President, Infrastructure, CDPQ London	French

CINS NO. V0393H103	SCHEDULE 13D	Page 9 of 10

Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial Officer	Canadian
Oona Stock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent Management and Organizational Development	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Digital Technology and Operations	Canadian
Macky Tall	1000, place Jean-Paul-Riopelle 3rd floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Malian and Canadian
Mario Therrien	1000, place Jean-Paul-Riopelle 3rd floor Montréal, Québec H2Z 2B3	Senior Vice-President, Strategic Partnerships - Developed Markets	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 3rd floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

CINS NO. V0393H103	SCHEDULE 13D	Page 10 of 10

Annex B
Schedule of Transactions
CDPQ INFRASTRUCTURE ASIA PTE. LTD
Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
10/10/2018	Equity Shares	8,000,000	$12.50	Underwritten Public Offering by the Issuer

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
None.